FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Material Event published on October 30, 2008 (English translation)

[ENGLISH TRANSLATION]

MATERIAL EVENT

In accordance with Articles 9 and 10 of Law No. 18,045, we hereby inform you that at an extraordinary meeting of the Board of Directors held on October 28, 2008, the resignation of the First Vice Chairman, Mr. Marcial Portela Alvarez, from the position of Director was accepted. The Alternate Director, Mr. Jesús María Zabalza Lotina was named as his replacement. The position of Alternate Director held by Mr. Zabalza Lotina remains vacant.

Oscar von Chrismar Carvajal
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	November 3, 2008	By:	/s/ Gonzalo Romero
			Name:	Gonzalo Romero
			Title:	General Counsel